UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 1, 2021

Farmers National Banc Corp.

(Exact name of registrant as specified in its charter)

Ohio	001-35296	34-1371693
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

20 South Broad Street, P.O. Box 555, Canfield, Ohio	44406-0555
(Address of principal executive offices)	(Zip Code)

(330) 533-3341

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, No Par Value	FMNB	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On October 1, 2021, Farmers National Banc Corp. (the “Company”) and Cortland Bancorp. (“Cortland”) issued a joint press release announcing the election deadline for the shareholders of Cortland to elect the form of consideration they wish to receive for their shares of Cortland common stock in connection with the proposed merger of Cortland with and into FMNB Merger Subsidiary IV, LLC, a wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of June 22, 2021, by and among the Company, Merger Sub and Cortland (the “Merger”). The full text of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Important Additional Information About the Merger.

In connection with the proposed Merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of Cortland and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding the Company, Cortland and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CORTLAND, AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://www.farmersbankgroup.com or may be obtained from the Company by written request to Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The respective directors and executive officers of the Company and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of the Company is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and will be contained in other relevant materials to be filed with the SEC when they become available.

Safe Harbor Regarding Forward-Looking Statements

The press release attached to this Current Report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not statements of historical fact, but rather statements based on the Company’s current expectations, beliefs and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, its intended results and future performance, the economy and other future conditions. Forward-looking statements are preceded by terms such as “will,” “would,” “should,” “could,” “may,” “expect,” “estimate,” “believe,” “anticipate,” “intend,” “plan” “project,” or variations of these words, or similar expressions.

Forward-looking statements are not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Numerous uncertainties, risks, and changes could cause or contribute to the Company’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, the Company’s failure to integrate Cortland and The Cortland Savings and Banking Company, the banking subsidiary of Cortland (“Cortland Bank”) in accordance with expectations; deviations from performance expectations related to Cortland and Cortland Bank; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by the Company’s subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in the Company’s filings with the SEC including the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and subsequent Quarterly Reports on Form 10-Q. Such reports are available on the Securities and Exchange Commission’s website at www.sec.gov and on the Company’s website at https://www.farmersbankgroup.com under the “Investor Relations” section. Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this report or made elsewhere from time to time by the Company or on the Company’s behalf. The Company assumes no obligation to update any forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit Number	Description

99.1	Press Release dated October 1, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farmers National Banc Corp.

By:	/s/ Kevin J. Helmick

Kevin J. Helmick
President and Chief Executive Officer

Date: October 1, 2021

Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Amber Wallace

Senior Vice President, Marketing

330-720-6441

awallace@farmersbankgroup.com

Farmers National Banc Corp. and

Cortland Bancorp

Announce Election Deadline of October 25, 2021

CANFIELD, OHIO, October 1, 2021 – Farmers National Banc Corp. (“Farmers”) (NASDAQ: FMNB), the holding company for The Farmers National Bank of Canfield, and Cortland Bancorp (“Cortland”) (NASDAQ: CLDB), the holding company for The Cortland Savings and Banking Company, today announced an election deadline of 5:00 p.m., Eastern Standard Time, October 25, 2021 (the “Election Deadline”) for shareholders of Cortland to elect the form of consideration they wish to receive for their shares of Cortland common stock in connection with the proposed merger of Cortland with and into FMNB Merger Subsidiary IV, LLC, a newly-formed, wholly-owned subsidiary of Farmers (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of June 22, 2021, by and among Farmers, Merger Sub and Cortland (the “Merger”). The Election Deadline may be extended, in which case Farmers and Cortland will issue a press release announcing the new election deadline.

As previously announced, shareholders of Cortland can elect to receive, for each Cortland common share held, either cash or Farmers common shares in connection with the Merger, although such elections are subject to proration, adjustment and certain limitations as set forth in the Merger Agreement, which are described in the joint Proxy Statement/Prospectus dated September 23, 2021, relating to the Merger. Shareholders of Cortland are reminded that if they wish to make an election, they must complete, sign and return a Letter of Transmittal and Election Form to Computershare Trust Company, N.A., as exchange agent, by the Election Deadline. Shareholders of Cortland who hold their common shares through a broker, dealer, commercial bank, trust company or other fiduciary, or through Cortland’s 401(k) plan, may have an earlier election deadline and should carefully review any instructions received from their broker, dealer, commercial bank, trust company, other fiduciary or plan administrator. The documents necessary for shareholders of Cortland to make an election for their Merger consideration were mailed beginning September 27, 2021.

Shareholders of Cortland with questions regarding the election procedures, who want up to date information on the Election Deadline, or who wish to obtain copies of the election materials, may contact Georgeson LLC, the Information Agent, at 866-431-2096.

A special meeting of the shareholders of Cortland is being held on October 26, 2021 for purposes of considering and voting on a proposal to approve the Merger Agreement. Shareholders of Cortland with questions regarding the special meeting may contact Advantage Proxy, Cortland’s proxy solicitor, by calling toll-free at 1-877-870-8565, or for banks and brokers, at 1-206-870-8565 or by email to ksmith@advantageproxy.com.

The Merger remains subject to the approval by the shareholders of Cortland at Cortland’s special meeting of the shareholders and the satisfaction or waiver of the remaining closing conditions set forth in the Merger Agreement.

ABOUT FARMERS NATIONAL BANC CORP.

Founded in 1887, Farmers National Banc Corp. is a diversified financial services company headquartered in Canfield, Ohio, with over $3.3 billion in banking assets. Farmers National Banc Corp.’s wholly-owned subsidiaries are comprised of The Farmers National Bank of Canfield, a full-service national bank engaged in commercial and retail banking with 41 locations in Mahoning, Trumbull, Columbiana, Stark, Summit, Wayne, Medina, Geauga and Cuyahoga Counties in Ohio and Beaver County in Pennsylvania; Farmers Trust Company, which operates five trust offices and offers services in the same geographic markets and Farmers National Insurance, LLC. Total wealth management assets under care at June 30, 2021 were $3.1 billion.

ABOUT CORTLAND BANCORP

Cortland is a financial holding company headquartered in Cortland, Ohio. Founded in 1892, the bank subsidiary, The Cortland Savings and Banking Company conducts business through 13 full-service community banking offices located in the counties of Trumbull, Mahoning, Portage, Summit, and Cuyahoga in Northeastern Ohio and a financial service center in Fairlawn, Ohio. For additional information about Cortland Bank visit http://www.cortlandbank.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but rather statements based on Farmers’ and Cortland’s current expectations regarding its business strategies and its intended results and future performance. Forward-looking statements are preceded by terms such as “expects,” “believes,” “anticipates,” “intends” and similar expressions, as well as any statements related to future expectations of performance or conditional verbs, such as “will,” “would,” “should,” “could” or “may.”

Forward-looking statements are not guarantees of future performance. Numerous risks and uncertainties could cause or contribute to Farmers’ or Cortland’s actual results, performance, and achievements to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause or contribute to these differences include, without limitation, Farmers’ and Cortland’s failure to integrate Cortland and The Cortland Savings and Banking Company with Farmers in accordance with expectations; deviations from performance expectations related to Cortland and The Cortland Savings and Banking Company; general economic conditions, including changes in market interest rates and changes in monetary and fiscal policies of the federal government; legislative and regulatory changes; competitive conditions in the banking markets served by Farmers’ and Cortland’s respective subsidiaries; the adequacy of the allowance for losses on loans and the level of future provisions for losses on loans; and other factors disclosed periodically in Farmers’ and Cortland’s respective filings with the Securities and Exchange Commission (the “SEC”). Farmers and Cortland provide further detail regarding these risks and uncertainties in their respective latest Form 10-Ks and subsequent Form 10-Qs filed with the SEC, including in the respective risk factors sections of such reports, as well as in subsequent SEC filings.

Because of the risks and uncertainties inherent in forward-looking statements, readers are cautioned not to place undue reliance on them, whether included in this release or made elsewhere from time to time by Farmers, Cortland or on Farmers’ or Cortland’s behalf, respectively. Forward-looking statements speak only as of the date made, and neither Farmers nor Cortland assumes any duty and does not undertake to update forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION.

In connection with the proposed Merger, Farmers has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Cortland and a prospectus of Farmers, as well as other relevant documents concerning the proposed transaction. The joint proxy statement/prospectus included in the Registration Statement on Form S-4 should not be read alone, but should be read in conjunction with the other information regarding Farmers, Cortland and the proposed Merger that is contained in, or incorporated by reference into, the Registration Statement on Form S-4. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act.

SHAREHOLDERS OF CORTLAND AND OTHER INVESTORS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE EFFECTIVE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FARMERS HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FARMERS, CORTLAND, AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of the Registration Statement on Form S-4 and other documents filed with the SEC by Farmers or Cortland through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Farmers are available free of charge by accessing the “Investor Relations” section of Farmers’ website at www.farmersbankgroup.com or, alternatively, by directing a request to Famers Investor Relations, Farmers National Banc Corp., 20 South Broad Street, Canfield, Ohio 44406, (330) 533-3341. The reports and other information filed by Cortland with the SEC are available free of charge by accessing the “Investor Relations” section of Cortland’s website at www.cortlandbank.com or, alternatively, by directing a request by telephone or mail to Cortland Bancorp., 194 West Main Street, Cortland, Ohio 44410, (330) 282-4161.

The respective directors and executive officers of Farmers and Cortland and other persons may be deemed to be participants in the solicitation of proxies from Cortland shareholders with respect to the proposed Merger. Information regarding the directors and executive officers of Farmers is available in its proxy statement filed with the SEC on March 12, 2021 in connection with its 2021 Annual Meeting of Shareholders. Information regarding directors and executive officers of Cortland is available on its website at www.cortlandbank.com. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials filed with the SEC.